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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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(Mark One):

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1995.

                                       OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from____________________ to ____________________

Commission file number:  0-1502

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          AMERICAN GREETINGS RETIREMENT
                         PROFIT SHARING AND SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERICAN GREETINGS CORPORATION
                                ONE AMERICAN ROAD
                              CLEVELAND, OHIO 44144

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                              REQUIRED INFORMATION

         The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") filed herewith as Exhibit 13:

         1. Audited statements of net assets available for benefits as of December 31, 1995 and 1994.



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         2.       Audited statements of changes in net assets available for
benefits for the years ended December 31, 1995 and 1994.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            AMERICAN GREETINGS RETIREMENT
                                            PROFIT SHARING AND SAVINGS PLAN



June 27, 1996                               By:   /s/ Harvey Levin
                                                ------------------------------
                                                 Name:   Harvey Levin
                                                 Title:  Senior Vice-President



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                                EXHIBIT INDEX


Exhibit
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 13      The following financial statements are being furnished for the American
         Greetings Retirement Profit Sharing and Savings Plan (the "Plan") filed herewith as Exhibit 13:

         1. Audited statements of net assets available for benefits as of December 31, 1995 and 1994.

         2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1995 and 1994.

 23      Consent of Independent Auditors